Mail Stop 6010

October 23, 2006

Mr. Norman Meier
President and Chief Executive Officer
Hemis Corporation
Neuhofstrasse 8
8699 Dubendorf, Switzerland

Re: Hemis Corporation
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-135946

Dear Mr. Meier:

We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Prospectus Summary – page 7

Our Business – page 7

1.   We note the revisions you made in response to comment 2 in our last letter. However,
the disclosure still does not identify the specific nature of the interests you have acquired.
Please be more specific about the nature of the "interests" you hold in the three named
mineral properties and what these interests enable you to do. Also, clearly explain the
nature of the interest you will hold if you exercise the option. For example, it is not clear

what Cortex Gold Corp.'s current interest is in the Santa Rita property. Do they own the land or just the rights to mine the property? Similarly, what are Loreto Careaga Galaz's and Widow Rascon's current interests in the El Tigre and Porvenir properties? Will you have an interest in the land or just the minerals extracted from the land?

The Offering – page 8

2.   You have added disclosure indicating that a market maker has made an application on your behalf for trading on the OTC Bulletin Board. Please delete the portion of the disclosure that states that "it could take a month or more for our application to be processed" as it is inappropriate to suggest that the application will be accepted.

Summary Financial Information - page 11

3.   It appears that income statement data for the six months ended June 30, 2005 should be labeled the period from February 9, 2005 (Inception) to June 30, 2005.

Risk Factors – page 12

If we do not obtain additional financing, our business plan will fail, which could prevent us from becoming profitable. – page 12

4.   We note the revisions you made in response to comment 9. The risk factor now indicates that your ability to obtain additional financing is "subject to a number of factors." Please identify these factors and explain how they affect your ability to obtain financing.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program, which could increase our expenses. – page 15

5.   You say that you will be required to "obtain an environmental impact statement application" for all of your exploration activities. We are not certain what this statement means, since read literally it suggests that you must merely obtain an application, not prepare an impact statement. Please clarify whether you have to complete an environmental impact statement prior to commencing your exploration activities. If so, clarify whether you have completed the required statements. Your disclosure indicates that you are engaging in, or have completed some exploration activities, but the disclosure also suggests that you have not yet prepared an environmental impact statement. Also, expand the disclosure in the body of the prospectus to discuss what the

process is for preparing such a statement, and the timeline and process for governmental review of the statement.

We face competition from other mining companies for access to mining equipment, crews and geologists. Our inability to obtain labor and equipment could prevent us from completing our exploration program, which could prevent us from achieving revenues. – page 16

6.   The information in this risk factor is too vague and generic to be meaningful. Please expand the discussion to include a factual context, quantified to the extent practicable, that will enable a potential investor to evaluate the risk. Are there a large number of companies competing to obtain the services of these rigs and crews? Is there a shortage of rigs? The revised disclosure should be specific about what the problem is.

Selling Shareholders – page 20

7.   Please explain why you issued shares to Chris Bogart for consulting services provided by Mr. Schneider, as indicated in the last bullet on page 20.

Description of Business – page 33

Mineral Properties and Plan of Operations – page 34

8.   On page 34 you state that it will take you until summer of 2008 to determine whether the mineral properties on which you have options have commercially exploitable quantities of mineralization. This statement appears inconsistent with the statement on page 50 that you do not expect to generate revenue for the next 12 months. If you do not expect to be in a position to determine if there are exploitable quantities of mineralization on the mineral properties until 2008, it appears that it will probably be longer than 12 months before you are in a position to generate revenues. Please revise accordingly.

El Tigre Property - page 46

9.   In comment 37 of our previous letter we asked you to explain what a "mercury anomaly" is. Instead, you deleted the reference to it. Please explain why you deleted the reference. We may have further comment.

10.   We note that Doug Oliver, Ph.D. wrote a geological report reviewing the potential for mineral deposits in the El Tigre property. Please describe the report's conclusions and file Dr. Oliver's consent as an exhibit to the registration statement.

Executive Compensation – page 50

Summary Compensation Table - page 50

11.   Please disclose the percentage of their time that Mssrs. Meier and Weiss spend on company business. In this regard, we have noted that Mr. Weiss appears to work full time for another entity.

12.   We have noted your response to comment 44. As we indicated in that comment, the compensation disclosure in the table was inconsistent with disclosure on page 51 of the original filing. The revised disclosure regarding the employment agreements found on page 57 of this amendment contains different compensation amounts than were included on page 51 of the original filing. Please explain why the revisions were made.

Management's Discussion and Analysis or Plan of Operations

Plan of Operations, page 51

13.   Please revise your disclosure to specifically indicate how your cash balance increased from that reported at June 30, 2006 to the amount reported as of September 7, 2006.

Financial Statements

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Stock Based Compensation, page F-10

14.   In order for us to better understand your responses to our previous comments 49 and 53 please address the following additional comments:

        a.   Please explain to us how SFAS 123R is the applicable guidance for your 2005 option issuances when you did not adopt this guidance until January 1, 2006.

        b.   Please explain to us how you consider the option grants for directors' services when sections 3.2 of your management services agreements with your officers clearly indicate that the grants were compensation for the officer's services.

      c.   If the option grants are indeed made to your officers in the capacity as non-employee directors, please explain to us why you do not account for the option grants under APB 25 as required by paragraphs 7 and 8 of FIN 44.

15.   Please revise to disclose your accounting policy for stock based compensation issued to non-employees.

Note G: Losses Per Common Share, page F-16

16.   We acknowledge your response to our previous comment 46 but do not believe that your officer options are contingently issuable shares under paragraph 10 of SFAS 128. It appears that these options were granted as share-based compensation to your officers for future services and should be treated under paragraphs 17 through 19 of SFAS 128. As a result, please revise your loss per share computations and disclosures to remove these options from the denominator as they are antidilutive. Otherwise, please explain to us how the issuance of the underlying shares is no longer contingent given that your officers have not exercised these options.

17.   Consistent with your response to prior comment 50, please expand your disclosure to clarify that common stock subscribed is included in the computation of basic EPS.

Note H: Commitment and Contingencies, page F-16

Acquisition of Mining Rights, page F-17

18.   We acknowledge your response to our previous comment 51, but continue to observe inconsistencies in your disclosure as page 40 continues to indicate that your third year commitment for your Santa Rita property is $500,000. Please revise your disclosure to consistently and correctly present this obligation.

Interim Financial Statements

Condensed Consolidated Statements of Losses, page F-20

19.   Please revise the period labeled from February 9, 2006 (date of inception) to June 30, 2005 to the date of inception of February 9, 2005.

Notes to Consolidated Financial Statements

Note C: Capital Stock, page F-27

20.   Please explain to us why you valued certain stock issued as compensation in 2006 at $0.55 per share when you apparently have contemporaneous sales of your comment stock at $0.75 per share.

Note G: Discontinued Operations, page F-31

21.   Please revise your disclosure to clarify why the spin-off of Aurum Financial Services, Inc. is properly reflected as a discontinued operation. In addition, please revise your disclosure to clarify why you indicate that prior year financial statements have been restated to reflect discontinued operations when it appears that no assets existed for Aurum at December 31, 2005 and neither your 2005 audited financial statements nor the interim 2005 unaudited financial statements reflect discontinued operations in your statements of operations. If no assets existed at December 31, 2005, please disclose and explain how these assets were generated in 2006.

Note H: Subsequent Events, page F-32

22.   Please revise your disclosure to indicate the net assets of Stratos Gold Corporation and explain why this spin-off is not reflected as a discontinued operation.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at 202-551-3638 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Penny Green, Esq.
         Bacchus Law Group
         1511 West 40th Avenue
         Vancouver, BC V6M 1V7